FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 30 January 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               ------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                   ----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes           No |X|
                               -------    -----


                   If "Yes" is marked, indicate below the file
                      number assigned to the registrant in
                         connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

London Stock Exchange Regulatory News         29 January 2003            7 inc
announcement - directors' option grants

DEALINGS BY DIRECTORS


1) NAME OF COMPANY

    EBOOKERS PLC

2) NAME OF DIRECTOR

    DINESH DHAMIJA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DINESH DHAMIJA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    N/A

7)  Number of shares/amount of stock acquired

    N/A

8) % of issued Class

    N/A


9)  Number of shares/amount of stock disposed

    N/A

10)  %  of issued Class

     N/A


11) Class of security

    N/A

12) Price per share

    N/A

13) Date of transaction

    N/A

14) Date company informed

    N/A

15) Total holding following this notification

    N/A

16) Total percentage holding of issued class following this notification

    N/A

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    29-Jan-03

18) Period during which or date on which exercisable

    SEE SCHEDULE BELOW

19) Total amount paid (if any) for grant of the option

    NIL

20) Description of shares or debentures involved: class, number.

    ORDINARY SHARES OF 14p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    SEE SCHEDULE BELOW

22) Total number of shares or debentures over which options held following this notification

    5% of share capital (previously granted and now all vested) + 349,344 shares in this grant

23) Any additional information

    N/A

24) Name of contact and telephone number for queries

    OLIVER STRONG, HEAD OF COMMUNICATIONS - 020 7489 2222

25) Name and signature of authorised company official responsible for making this notification

     HELEN O'BYRNE,  COMPANY SECRETARY

    Date of Notification     29 JANUARY 2003

Schedule


Option grant to Dinesh Dhamija - 29 January 2003

Option Holder                    Option Price    Date of Grant  Number of Shares          Vesting Date
                                 Per Share
-------------------------------- --------------- -------------- ------------------------- ----------------------------
Dinesh Dhamija                       343.5p      29/01/03                87,336                    29/01/04
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                         87,336                    29/01/05
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                         87,336                    29/01/06
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                         87,336                    29/01/07
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                        349,344
-------------------------------- --------------- -------------- ------------------------- ----------------------------

*As per the rules of the ebookers Executive Share Option Scheme the option price per share has been calculated on the basis of the average mid market closing price on the three trading days prior to grant.





DEALINGS BY DIRECTORS


1) NAME OF COMPANY

    EBOOKERS PLC

2) NAME OF DIRECTOR

    TANI DHAMIJA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    TANI DHAMIJA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    N/A

7)  Number of shares/amount of stock acquired

    N/A

8) % of issued Class

    N/A


9)  Number of shares/amount of stock disposed

    N/A

10)  %  of issued Class

     N/A


11) Class of security

    N/A

12) Price per share

    N/A

13) Date of transaction

    N/A

14) Date company informed

    N/A

15) Total holding following this notification

    N/A

16) Total percentage holding of issued class following this notification

    N/A

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    29-Jan-03

18) Period during which or date on which exercisable

    SEE SCHEDULE BELOW

19) Total amount paid (if any) for grant of the option

    NIL

20) Description of shares or debentures involved: class, number.

    ORDINARY SHARES OF 14p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    SEE SCHEDULE BELOW

22) Total number of shares or debentures over which options held following this notification

256,186 shares in this grant

23) Any additional information

    N/A

24) Name of contact and telephone number for queries

OLIVER STRONG, HEAD OF COMMUNICATIONS - 020 7489 2222

25) Name and signature of authorised company official responsible for making this notification

 HELEN O'BYRNE COMPANY SECRETARY


    Date of Notification     29 JANUARY 2003

Schedule


Option grant to Tani Dhamija - 29 January 2003

Option Holder                    Option Price    Date of Grant  Number of Shares          Vesting Date
                                 Per Share
-------------------------------- --------------- -------------- ------------------------- ----------------------------
Tani Dhamija                         343.5p      29/01/03                64,046                    29/01/04
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                         64,046                    29/01/05
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                         64,047                    29/01/06
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                         64,047                    29/01/07
-------------------------------- --------------- -------------- ------------------------- ----------------------------
                                                                        256,186
-------------------------------- --------------- -------------- ------------------------- ----------------------------


*As per the rules of the ebookers Executive Share Option Scheme the option price per share has been calculated on the basis of the average mid market closing price on the three trading days prior to grant.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ebookers plc


Dated:  January 30 2003          /s/ Helen O'Byrne
                                 --------------------
                                  Helen O'Byrne
                                  Company Secretary